EXHIBIT 4.8

Kemper Investors Life Insurance Company

1600 McConnor Parkway, Schaumburg, Illinois 60196-6801

QUALIFIED PLAN SUPPLEMENTAL GROUP CONTRACT RIDER

This Rider forms a part of the group contract to which it is attached. The applicable provisions of this Rider apply and take precedence over contrary contract provisions as to coverage obtained under the contract which is issued as a Code Section 403(b) Tax Sheltered Annuity (“Tax Sheltered Annuity”). Reference to the “Code” in the sections cited is to the Internal Revenue Code of 1986, as amended.

It is hereby agreed that the contract to which this Rider is attached is amended as follows:

SECTION 1: GENERAL PROVISIONS

A.	The owner of the coverage provided is the annuitant.

B.	The rights of the annuitant under the contract are nonforfeitable.

C.	The annuitant’s interest in the contract is not transferable and cannot be: sold; assigned; discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.

D.	The amount that may be contributed to this contract on an annuitant’s behalf will be governed by the provisions of Sections 403(b), 415, and 402(g) of the Code.

E.	In the case of benefits that accrued under this contract after December 31, 1986, distribution must be: a. made in accordance with the minimum distribution requirements of Section 403(b)(10) of the Code; and b. the regulations thereunder.

F.	Distributions attributable to salary reduction contributions received or earnings credited after December 31, 1988 may be paid only when: a. the employee attains age 59 1/2; b. separates from service; or c. dies or is disabled. Notwithstanding the foregoing, contributions, but not earnings thereon, may be distributed in the case of hardship within the meaning of Code Section 403(b)(11)(B).

G.	If the annuitant receives an eligible rollover distribution and elects to have the distribution paid directly to an eligible retirement plan (as defined in Section 402(c) of the Code) and specifies the eligible retirement plan to which the distribution is to be paid, then the distribution will be paid to that eligible retirement plan in a direct rollover.

H.	We will not be responsible for the timing, purpose or propriety of any distribution, nor will we incur any liability or responsibility for any tax imposed on account of any such distribution. We are not obligated to make any distribution absent a specific written direction in accordance with the provisions of the contract.

I.	We may unilaterally amend the contract to make it conform to any change in the Code, its regulations and rulings concerning the qualification of a Tax Sheltered Annuity.

SECTION 2. LOAN PROVISIONS APPLICABLE TO TAX SHELTERED ANNUITIES NOT SUBJECT TO ERISA

A.	At any time prior to the annuity date, a loan may be requested. Fixed account value equal to an annuitant’s loan will be assigned as security for the loan at the time it is made. Any additional fixed account value required as security beyond existing value will be obtained by transfer from the separate account, if any. The maximum loan amount available is the largest loan amount which, when added to the outstanding balance of all other qualified plan loans, does not exceed the lesser of $50,000 (reduced by the excess of the highest outstanding loan balance on all qualified plan loans during the 12 month period ending on the day before the loan is made over any loan amount outstanding on the date the loan is made) or fifty percent of an annuitant’s Certificate Value. The minimum loan amount available is $1,000. We may defer the granting of a loan for six months from the date of our receipt of a written loan request.

B.	The loan interest rate is [5.50%]. Interest not paid will be added to the indebtedness and bear interest at the same rate.

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C.	A loan may be repaid in full or in part at any time prior to the annuity date. After a loan has been made, repayment of the loan, will be due on February 1, May 1, August 1 and November 1 of each year.

Repayment of debt will be applied first to reduce that portion of the debt that is attributed to loan interest and then to that portion of debt that is attributed to loan principal.

D.	While a loan exists, that portion of an annuitant’s Certificate Value remaining in the fixed account to secure the debt will earn interest at the daily equivalent of the annual loan interest rate reduced by not more than 2.50%.

E.	If a loan is in default, no additional loans will be permitted until the initial loan is paid in full.

F.	All loans must be repaid prior to any transfer of an annuitant’s account value to another insurer.

G.	The annuitant must sign a loan agreement in the form prescribed by us to be eligible for a loan. The loan will be subject to the terms of such agreement to the extent not inconsistent with the terms of this Rider.

H.	Failure to make timely repayment of the loan will result in a taxable distribution and possible tax penalties.

Signed for the Kemper Investors Life Insurance Company at its home office in Schaumburg, Illinois.

Secretary	President

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